EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges

Omnicare, Inc. and Subsidiary Companies

Unaudited

(In thousands, except ratio)
	Three Months Ended September 30,				Nine Months Ended September 30,
	2005		2004		2005		2004
Income before Income Taxes	$93,508		$89,430		$284,808		$285,313
Add Fixed Charges:
Interest Expense	45,722		16,464		83,763		48,082
Amortization of Debt Expense	1,135		1,118		3,452		3,455
Interest Portion of Rent Expense	5,091		3,769		13,594		10,899
Adjusted Income	$145,456		$110,781		$385,617		$347,749

Fixed Charges:
Interest Expense	$45,722		$16,464		$83,763		$48,082
Amortization of Debt Expense	1,135		1,118		3,452		3,455
Interest Portion of Rent Expense	5,091		3,769		13,594		10,899
Fixed Charges	$51,948		$21,351		$100,809		$62,436

Ratio of Earnings to Fixed Charges(1)	2.8	x	5.2	x	3.8	x	5.6	x

(1)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.